PMU News Release #07-04
TSX, AMEX Symbol PMU

March 27, 2007

PACIFIC RIM MINING’S ZAMORA PROJECT YIELDS
HIGH GRADE GOLD IN SURFACE TRENCHING

Surface mapping and sampling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) Zamora gold project in El Salvador has greatly expanded the size of the epithermal vein system on this project and identified bonanza gold grades of up to 31.9 g/t gold over 2.1 meters.

The Zamora epithermal vein system has been traced over a strike length of approximately 21 kilometers, with high grade gold identified locally on surface along its entire length. This system is comparable in dimension to Pacific Rim’s El Dorado project approximately 150 kilometers to the east, where the Company has recently made a number of exciting gold discoveries that will expand the current measured and indicated resource of 3.7 million tonnes at an average gold equivalent grade of 10.24 g/t, for a total of 1.2 million gold equivalent ounces (1.1 million ounces of gold at 9.35 g/t and 7.4 million ounces of silver at 62.24 g/t). Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for details of the July 2006 El Dorado resource estimate, and complete National Instrument 43-101 disclosure.

The Zamora epithermal system was acquired in 2006 after Pacific Rim recognized the area’s exceptional geological potential for hosting gold-bearing epithermal systems. This recognition was based on proprietary information the Company had generated regarding the geological age of bonanza mineralizing events in El Salvador. This geological advantage has led the Company to a number of outstanding gold discoveries in El Salvador over the past two years and regional exploration for additional projects continues at present.

Zamora Project Bonanza-Grade Surface Sampling Results*

Sample Type**	Vein Width (if applicable)	Gold (g/t)	Silver (g/t)
Channel	1.3 meters	17.4	15
Channel	1.2 meters	21.2	75
Channel	0.15 meters	119.0	124
Channel	2.1 meters	31.9	34
Grab		11.4	173
Grab		24.0	167
Grab		10.1	3768
Grab		8.1	634
Grab		27.2	62

*Complete sampling results from the Zamora project range from less than 1 g/t gold to values presented in table, as is typical of regional sampling programs. Only bonanza sample results are provided in this table.
** Grab samples are samples of rock outcrop or float that are representative of the rock being sampled but do not necessarily include material from the entire exposure. Channel samples are samples of rock outcrop or float that include material from the entire width of the rock or vein being sampled.

Pacific Rim is continuing its surface mapping and sampling of the extensive Zamora epithermal system, which will lead to the prioritization of drill targets. The Company is in the process of completing a baseline environmental assessment of the Zamora project and will apply for permits to drill test this exciting gold discovery in due course.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Tom Shrake, President and CEO states “The Zamora project is proving to be an extensive epithermal system with bonanza gold grades. Though we are still early in our understanding of the details of the Zamora system, we are extremely pleased with the results generated there to date and look forward to continuing to map out this extremely large target. The geological basis for our El Salvador regional exploration program is clearly bearing fruit and we are continuing to capitalize on this opportunity by scouting for additional projects in our areas of interest throughout El Salvador.”

San Francisco Project Joint Venture Signed
Pacific Rim has signed a joint venture agreement with APEX Silver Mines Ltd. (“APEX”) whereby APEX has the opportunity to earn a 60% interest in the Company’s San Francisco project located in Jujuy Province, Argentina. In order to earn this interest under the terms of the agreement, APEX must spend US $2.5 million on exploration and development expenditures, and make Periodic Payments to Pacific Rim totaling US $250,000 as per the following schedule:

Period	Exploration & Development Expenditures (US dollars)	Periodic Payments (US dollars)
February 27, 2007 - 2008	$200,000	$20,000
February 27, 2008 - 2009	$300,000	$30,000
February 27, 2009 - 2010	$500,000	$50,000
February 27, 2010 - 2011	$700,000	$70,000
February 27, 2011 - 2012	$800,000	$80,000

The San Francisco project was staked by Pacific Rim in 1998. Surface sampling and limited drilling at San Francisco by the Company in 1999 demonstrated the presence of an epithermal system with enriched silver, zinc and gold.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a socially and environmentally model, low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Inquiries regarding this news release or Pacific Rim Mining can be directed to Barbara Henderson, VP Investor Relations, at (604) 689-1976 or 1-888-775-7097.

NI 43-101 Disclosure
Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives, including exploration work on the Zamora project. Mr. Ernst is a professional geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101. Mr. Ernst has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been analyzed using fire assay with a gravimetric finish on a

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the tenor of future mapping and sampling results from the Zamora project; the execution and outcome of current or future exploration activities; the process, timing and outcome of baseline environmental studies at the Zamora project; the eventuality and timing of receipt of permits required to drill test the Zamora project; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com